U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-131736

☒Form 10-K      ☐Form 20-F      ☐Form 11-K      ☐Form 10-Q      ☐Form 10-D      ☐Form N-SAR      ☐Form N-CSR

For period ended: December 31, 2009

.Transition Report on Form 10-K
.Transition Report on Form 20-F
.Transition Report on Form 11-K
.Transition Report on Form 10-Q
.Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

COMMONWEALTH INCOME & GROWTH FUND VI
(Full Name of Registrant)

2 Christy Drive, Brandywine One, Suite 200
(Address of Principal Executive Office)

Chadds Ford, PA 19317
(City, State and Zip Code)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III
NARRATIVE

The Partnership is unable to file its annual report on Form 10-K for the period ended December 31, 2009 within the prescribed time period due to a delay in obtaining and compiling financial and other information required to be included in the Partnership’s Form 10-K, which delay could not be eliminated by the Partnership without unreasonable effort and expense.  The Partnership anticipates the filing of its Form 10-K within the extension period provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Kimberly A. Springsteen-Abbott	610	594-9600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐.No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒No

Commonwealth Income &Growth Fund VI
(Name of Registrant Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010

By: /s/ Kimberly A, Springsteen-Abbott
Name: Kimberly A. Springsteen-Abbott
Title: Chief Executive Officer